Exhibit 99.7

Date: February 10, 2023

RE: Meeting of the shareholders of Neovasc Inc. to be held on March 6, 2023 (the “Meeting”)

I, Chris Clark, the Chief Financial Officer of Neovasc Inc. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	Neovasc Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

(signed) “Chris Clark”

Chris Clark

Chief Financial Officer